14049402

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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RECEIVED MAR 11 2014 193 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton (City) MA (State) 02459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mulkern 617-631-1570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive; (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John J. Mulkern, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

CINDY LAM-YEE
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES
MARCH 12, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

UPROMISE INVESTMENTS, INC.

(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

UPROMISE INVESTMENTS, INC.

(An Indirect Wholly Owned Subsidiary of JCF Ascensus Holdings, Inc.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	6,493,612
Cash segregated under federal and other regulations		500,000
Accounts receivable		2,647,273
Capitalized contract acquisition costs, net of accumulated amortization of $771,750		698,250
Prepaid expenses		331,189
Securities owned, not readily marketable, at estimated fair value		11,940
Due from affiliates, net		143,804
Total assets	$	10,826,068
Liabilities and Stockholder's Equity		
Due to related parties, net	$	98,512
Accrued expenses		658,371
Taxes payable to Ascensus		434,134
Total liabilities		1,191,017
Commitments and contingencies (note 7)		
Common stock, $.01 par; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		844,396
Retained earnings		8,790,654
Total stockholder's equity		9,635,051
Total liabilities and stockholder's equity	$	10,826,068

See accompanying notes to financial statements.